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                                                                     Exhibit 4.A

                       GENERAL NUTRITION COMPANIES, INC.

                1996 MANAGEMENT AND DIRECTOR STOCK PURCHASE PLAN

1.       Purpose

         The purposes of the plan are to encourage senior management of General Nutrition Companies, Inc. (the "Company") and its affiliates and directors of the Company to own shares of the Company's stock and thereby to align their interests more closely with the interests of the other shareholders of the Company, to encourage the highest level of senior management and director performance, and to provide a financial incentive that will help attract and retain the most qualified senior management and directors.

2.       Definitions

         The following words or terms, when used herein, shall have the following respective meanings:

         (a) "Account" means the Management and Director Stock Purchase Account established for a Participant under Section 7 hereunder.

         (b) "Base Market Price" shall mean the average stock price used for establishing the quarterly Purchase Price and determined by calculating the average of the high and low sales prices of the common stock for the first five trading days of each of the three months of the previous calendar quarter. If the shares of Common Stock are listed on any national securities exchange, or traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System, the Base Market Price shall be calculated using the largest such exchange, or if not traded on an exchange, the NASDAQ National Market System. If the

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                  shares of Common Stock are not then listed on any such
                  exchange or the NASDAQ National Market System, the Base Market Price per share of Common Stock shall be calculated using the mean between the closing "Bid" and the closing "Asked" prices, if any, as reported in the National Daily Quotation Service for such day. If the Base Market Price cannot be determined under the preceding sentences, it shall be determined in good faith by the Board of Directors.

         (c) "Basic Compensation" shall mean the regular rate of salary or wages in effect immediately prior to a Purchase Period, but shall exclude bonuses, severance or payments of a similar kind, contributions by the applicable employer to benefit plans and benefits paid under such plans, and amounts paid in reimbursement for employee business expenses. For non-employee directors Base Compensation shall mean their annual director fees and meeting attendance fees.

         (d) "Board of Directors" shall mean the Board of Directors of General Nutrition Companies, Inc.

         (e) "Code" shall mean the Internal Revenue Code of 1986, as amended.

         (f) "Committee" shall mean the Compensation Committee of the Board of Directors.

         (g) "Company" shall mean General Nutrition Companies, Inc., a Delaware Corporation.

         (h) "Common Stock" shall mean shares of the Company's common stock with a par value of $.01 per share.

         (i) "Effective Date" shall mean August 22, 1996 (the date upon which the Plan was adopted by the Board of Directors of the Company).

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         (j)      "Exercise Date" shall mean the last day of a Purchase Period;
                  provided, however, that if such date is not a business day, "Exercise Date" shall mean the immediately preceding business day.

         (k) "Participant shall mean a director of the Company or an Employee who is selected by the Committee to receive benefits under the Plan and who has elected to participate in the Plan under Section 6 hereunder.

         (l) "Plan" shall mean the 1996 Management and Director Stock Purchase Plan.

         (m) "Purchase Loan" means an extension of credit to the Participant by the Company evidenced by the Purchase Note and secured by a pledge of the shares of Common Stock purchased by the Participant.

         (n) "Purchase Note" means a promissory note including the terms set forth in Section 8.

         (o) "Purchase Price" shall mean 80% of the Base Market Price for the relevant Purchase Period multiplied by the number of shares purchased.

         (p) Except as provided below, there shall be four quarterly "Purchase Periods" in each full fiscal year during which the Plan is in effect. Such Purchase Period shall commence on the 1st business day of each fiscal quarter and end on the 5th business day of each fiscal quarter. For example, the first Purchase Period after adoption of the Plan shall commence on October 14, 1996, and end on October 18, 1996.

3.       Grant of Option to Purchase Shares.

         Each Participant shall be granted an option effective on the first day of each Purchase Period to Purchase shares of Common Stock. The term of the option shall be the length of the Purchase Period.

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4.       Shares.

         There shall be 1,000,000 shares of Common Stock reserved for issuance to and purchase by Participants under the Plan, subject to adjustment as herein provided. The shares of Common Stock subject to the Plan shall be either shares of authorized but unissued Common Stock or shares of Common Stock acquired by the Company and held as treasury shares. Shares of Common Stock not purchased under an option terminated pursuant to the provisions of the Plan may again be subject to options granted under the Plan.

5.       Administration.

         The Plan shall be administered by the Board of Directors or by a committee (the "Committee") consisting of two or more members of the Company's Board of Directors, to whom the Board may (except as provided in Section 5 hereof) delegate its authority hereunder. The decision of the Board or of the Committee as to all questions of interpretation and application of the Plan shall be final, binding and conclusive on all persons. The Board or the Committee shall have the authority to adopt, amend and rescind such rules and regulations as, in its opinion, may be advisable in the administration of the Plan. The Board or the Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any option agreement granted hereunder in the manner and to the extent it shall deem expedient to carry the Plan into effect and shall be the sole and final judge of such expediency. No Board or Committee member shall be liable for any action or determination made in good faith.

         If any such Committee is appointed, the Board may from time to time appoint a member or members of the Committee in substantiation for or in addition to the member or members then in office and may fill vacancies on the Committee however caused. The Committee shall choose one of its members as Chairman and shall hold meetings at such times and places as it shall deem

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advisable. A majority of the members of the Committee shall constitute a quorum and any action may be taken by a majority of those present and voting at any meeting. Any action may also be taken without the necessity of a meeting by a written instrument signed by a majority of the Committee.

6.       Election to Participate.

         (a) Election Process. A Participant may elect to become a Participant in the Plan for a Purchase Period by completing and filing with James M. Sander, the Corporate Secretary, a "Stock Purchase Plan Enrollment" form prior to the first day of the Purchase Period for which the election is made. Such Stock Purchase Plan Enrollment form shall be in such form as shall be determined by the Board of Directors or the Committee. The election to participate shall be effective for the Purchase Period for which it is made. There is no limit on the number of Purchase Periods for which a Participant may elect in the Plan, however, the aggregate purchases under the Plan by a Participant may not exceed two times his/her then current Base Compensation; provided however that non-officer (below Vice Presidents) and non-directors may participate only to fifty percent (50%) of their Base Compensation. Options granted to Participants who have failed to execute a Stock Purchase Plan Enrollment form or pay the Purchase Price within the time periods prescribed by the Plan will automatically lapse.

         (b) Minimum Stockholding Requirement. The Compensation Committee of the Board of Directors established a minimum stockholding requirement for members of senior management with the initial guideline set by the Committee of one times annual salary, which initial guideline would be in effect for at least two years and thereafter reviewed by the Committee every two years thereafter. To participate in this Plan a Participant agrees that to the extent that the Participant has not met the minimum stockholding requirements set forth by the Committee, then incentive

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compensation otherwise paid to the employee in cash will be paid instead 50% in cash and 50% in Common Stock until the minimum stockholding requirement is met. The portion of the individual incentive compensation that is paid in stock will be reduced to meet the tax withholding obligations pursuant to the applicable standard tax withholding rate, and the net amount will be converted into an election to purchase shares of Common Stock under the Plan. A Stock Purchase Plan Enrollment form will be submitted for the next Purchase Date and the purchase on the next Exercise Date. This automatic election shall be repeated for subsequent payments of incentive compensation until the minimum stockholding requirement is met.

7.       Employee Stock Purchase Account and Payment for Shares.

         (a) An Employee Stock Purchase Account will be established for each Participant in the Plan for bookkeeping purposes. Prior to the applicable Exercise Date a Participant who has filed a completed Stock Purchase Plan Enrollment form must pay to the Company in cash or immediately available funds the full amount of the Purchase Price multiplied by the applicable number of shares, together with the applicable withholding taxes amount. Payment of up to one half of the Purchase Price and withholding tax may be made by delivery of an approved Purchase Note; provided however, the aggregate amount loaned to the Participant under this Plan may not exceed at any time one times the Participant's Base Compensation. However, prior to the purchase of shares in accordance with Section 9 or withdrawal from or termination of the Plan in accordance with the provisions hereof, the Company may use for any valid corporate purpose all amounts deposited under the Plan and credited for bookkeeping purposes to his Account.

         (b) The Company shall be under no obligation to pay interest on funds credited to a Participant's Account, whether upon purchase of shares in accordance with Section 9 or upon distribution in the event of withdrawal from or termination of the Plan as herein provided.

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8.       Purchase Loan.

         (a) The Company shall extend a Purchase Loan to a Participant upon the Exercise Date to match actual cash paid into the Participant's Account for the applicable Purchase Period and subject to the terms and conditions set forth in this Section 8. The original principal amount of the Purchase Loan shall be up to fifty percent (50%) of the Purchase Price of shares purchased on the Exercise Date plus the standard withholding tax amount, if the Participant requests such additional loan amount. However, the aggregate amount of the Purchase Loan outstanding is limited to and may not in any event exceed one times the Participant's then current Base Compensation. Such Purchase Loan shall be evidenced by the Purchase Note. The obligations of each Participant under a Purchase Note shall be unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by any change in the existence, structure or ownership of the Company, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Company or its assets or the market value of the Common Stock or any resulting release or discharge of any obligation of the Company or the existence of any claim, set-off or other rights which any participant may have at any time against the Company or any other person, whether in connection with the Plan or with any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit or counterclaim. Notwithstanding anything to the contrary in this Section 8, the Company shall not be required to make any Purchase Loan to a Participant if the making of such Purchase Loan will (i) cause the Company to violate any covenant or similar provision in any indenture, loan agreement or other agreement, or (ii) violate any applicable federal, state or local law, provided, that the failure to make such Purchase Loan shall be deemed to revoke the exercise of the related Purchase Award unless otherwise specified by the Participant.

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         (b) Security. Payment of the Purchase Note shall be secured by a pledge of all of the shares of Common Stock acquired by the Participant upon the Exercise Date to which the Purchase Loan relates. The Participant shall effect such pledge by delivering to the Company (i) the certificate or certificates for the shares of Common Stock acquired, accompanied by a duly executed stock power in blank, (ii) a properly executed stock pledge agreement, and (iii) such other documents as may be required by the Committee. A Participant shall always have the right to sell shares of Common Stock acquired pursuant to the Plan provided that (i) such sales must be made in open-market transactions or at a price not less than the Market Price on the Trading Day prior to the date of sale, (ii) the Company shall have a security interest in the proceeds of such sale to the extent of any outstanding Purchase Loan, and
(iii) the proceeds of any such sale are utilized in the manner to satisfy any of the applicable prepayment Sections. Prior to payment in full of the outstanding balance on the Purchase Note (including accrued and unpaid interest), no shares of Common Stock pledged to the Company under the stock pledge agreement shall be released except as made available under Section 10 or as are made available upon satisfaction of a prepayment requirement.

         (c) Term. The term of the Purchase Loan for any Participant shall begin on such Participant's Purchase Date and, subject to prepayment as provided in subsections (e) and (g), have a final maturity date four (4) years from the date of the Purchase Loan.

         (d) Interest on the principal balance of the Purchase Loan will accrue annually, in arrears, at six percent (6%). Accrued interest shall be payable on a quarterly basis.

         (e) Forgiveness of Company Loan. The Company would forgive the principal of the loan at the rate of 25% per year, pursuant to the schedule set forth below, if the Company's stock price appreciates by 25% or more in the years following the purchase. Achievement of the hurdle will be

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calculated based upon the stock's 15 day trailing trading average stock price during such year. (If the stock price did not appreciate by the 25% minimum in any one year, the Participant would get the benefit of a catch up if the stock price appreciated in the following year to the level required in such following year or on a cumulative basis over the course of the four-year period, however, reaching the hurdle, prior to the scheduled year does not accelerate the loan being forgiven.) For purposes of calculating the yearly period, the twelve month period following the Exercise Date for the applicable Purchase Period shall be used. The amount forgiven shall include accrued interest for the applicable quarter. The schedule for Loan Forgiveness is set forth below:

                         SCHEDULE FOR LOAN FORGIVENESS

                                         TARGET
                      YEAR             STOCK PRICE       LOAN BALANCE FORGIVEN
                      ----             -----------       ---------------------
                       1                 $19.50                  25%
                       2                 $24.375                 25%
                       3                 $30.468                 25%
                       4                 $38.085                 25%

         (f) Change of Control. Upon a Change of Control prior to any outstanding balance (including accrued and unpaid interest) of the Participant's Purchase Loan (subject to any prepayments pursuant to Section 8) shall be forgiven.

         (g) Optional Prepayments. The Participant may prepay all or any portion of the Purchase Loan at any time.

         (h) Application of Prepayments. All prepayments made to the Company pursuant to this Section 8 shall first be applied to pay accrued interest on the Purchase Loan and then to reduce the principal balance due on the Purchase Loan. Any prepayment of the remaining balance of the Purchase Loan shall be applied to the principal payments due thereon in chronological order of maturity.

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         (i) Prepayment Obligations upon Termination of Service. Upon a termination of service by a Participant ("Termination of Service") from the Company or any of its affiliates, any outstanding balance on the Purchase Loan (including any accrued and unpaid interest) shall become due and payable on the later of (i) the 120th day following such Termination of Service or (ii) the 90th day following the first date on which the participant may sell the Common Stock purchased under the Plan without incurring liability under the federal securities laws, including Section 16 of the 1934 Act, (limited, in the case of Section 16, to liability relating to purchases or sales of Common Stock or any derivative security occurring prior to the Termination of Service).

         (j) Prepayment Obligations Other than Termination of Service. In the event a Participant sells shares of Common Stock acquired under the Plan prior to the earliest of (i) Termination of Service, (ii) a Change of Control or
(iii) Loan Forgiveness, the Participant shall immediately prepay the Purchase Loan by the full pre-tax amount of the proceeds of such sale of such shares to the extent the current market value of the balance of shares held in the Participants Account is less than one times the Participant's then current Basic Compensation plus the aggregate Purchase Loan Amount. A transfer of a Participant's shares of Common Stock to a revocable trust as to which the Participant retains voting and investment power (which powers of revocation, voting and investment may be shared with the Participant's spouse) or a transfer to joint ownership with such Participant's spouse shall not be deemed a sale for purposes of this Section 8, although such shares shall remain pledged to secure the Purchase Loan and, solely for the purposes of this Plan, shall be deemed to be owned by the Participant.

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9.       Purchase of Shares.

         Each Participant in the Plan automatically and without any act on his part will be deemed to have exercised his option on each Exercise Date to the extent that the balance then in his Account under the Plan is sufficient to purchase at the Purchase Price whole shares of the Common Stock subject to his option. Any balance remaining in the Participant's Account shall be carried forward and credited for use in the next Purchase Period. If the Employee chooses not to participate in the next Purchase Period, any balance will be refunded to him in cash. The Company shall have the right to withhold from the Participant's regular wages any and all withholding taxes required to be withheld with respect to any income recognized by the Participant upon the purchase of shares hereunder, or at the Company's option, require that the Participant make payment to the Company of an amount necessary to meet such withholding tax obligations.

10.      Sales of Stock.

         Sales of stock purchased under the Plan are permitted only when the current market value for the Company's Common Stock held in the Participant's account exceeds the minimum holding requirement in Section 6 plus any amount outstanding under a Purchase Loan. The limitation in the previous sentence shall not apply in the event the Employee has a Termination of Service with his/her applicable company or in the event a Hardship Withdrawal is granted by the Committee. The Employee cannot sell any amount of stock which would bring their cumulative holdings to less than one year's salary plus the amount of purchase loan outstanding, unless the employee left the Company or the Committee of the Board of Director's approved a specific "hardship" withdrawal.

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11.      Withdrawal.

         A Participant who has elected to purchase shares of Common Stock may cancel his election by written notice of cancellation delivered to the Corporate Secretary's office ("Cancellation"), but any such notice of Cancellation must be so delivered not later than one (1) business day before the relevant Exercise Date.

         A Participant will receive in cash, as soon as practicable after delivery of the Notice of Cancellation, the amount of cash credited to his Account during the Purchase Period. Any Participant who so withdrawals from the Plan may again become a Participant on subsequent Purchase Dates.

         Upon dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving entity every option outstanding hereunder shall terminate, in which event each Participant shall be refunded the amount of the cash then in his Account.

12. Hardship Withdrawal.

         In the event the Participant suffers a financial hardship, the Committee may, if it deems advisable in its sole and absolute discretion, authorize on behalf of the Participant as a hardship withdrawal a sale of Common Stock from a Participant's Account below the minimum stockholding requirement (the "Hardship Withdrawal"), in any portion of the Participant's Account up to, but not in excess of, the amount needed to cover the hardship, and shares sufficient to cover the outstanding balance on any Purchase Loan must remain in the Participant's Account. Financial Hardship shall mean dire financial need of the Participant caused by temporary or permanent disability or incapacity, medical expenses, educational expenses, for the Participant or his or her dependents, purchase of a principal residence, prevention of eviction from the Participant's principal residence, or a material reduction in family income for which no other resources are reasonably available.

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13.      Issuance of Stock and Sales of Stock.

         The shares of Common Stock purchased by a Participant shall, for all purposes, be deemed to have been issued and sold at the close of business on the Exercise Date. Prior to that date none of the rights or privileges of a stockholder of the Company, including the right to vote or receive dividends, shall exist with respect to such shares.

         Within a reasonable time after the Exercise Date, the Company shall issue and allocate to the account of the Participant the number of shares of Common Stock purchased by a Participant for the Purchase Period in book entry form (uncertificated shares), together with a statement setting forth the number of shares so purchased; which account shall be registered either in the Participant's name, jointly in the names of the Participant and his spouse, or otherwise as the participant shall designate in his Stock Purchase Plan Enrollment form. Such designation may be changed at any time by filing notice thereof with the Corporate Secretary.

         At any time shares held in a Participant's Account becomes available for sale by the Participant under the terms of this Plan, a Participant may request a withdrawal of all or a portion of the shares then available for sale and, standing in the Participant's name under the Plan. The request must be made by written notice to the Corporate Secretary or as may be required by the Committee. The minimum partial withdrawal is 10 shares of Common Stock. Provided, however, that Hardship Withdrawals approved by the Compensation Committee may be permitted.

14.       Recapitalizations, Reorganizations and the Like.

         (a) In the event that the outstanding shares of the Common Stock of the Company are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of any reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination of shares, or dividends payable in

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capital stock, appropriate adjustment shall be made in the number and kind of shares as to which options may be granted under the Plan and as to which outstanding options or portions thereof then unexercised shall be exercisable, to the end that the proportionate interest of the optionee shall be maintained as before the occurrence of such event; such adjustment in outstanding options shall be made without change in the total price applicable to the unexercised portion of such options and with a corresponding adjustment in the option price per share.

         (b) In addition, unless otherwise determined by the Board or the Committee in its sole discretion, in the case of any (i) sale or conveyance to another entity of all or substantially all of the property and assets of the Company or (ii) a Change in Control (as hereinafter defined) of the Company, the purchaser(s) of the Company's assets or stock may, in his, her or its discretion, deliver to the optionee the same kind of consideration that is delivered to the stockholders of the Company as a result of such sale, conveyance or Change in Control, or the Board or the Committee may cancel all outstanding options in exchange for consideration in cash or in kind which consideration in both cases shall be equal in value to the value of those shares of stock or other securities the optionee would have received had the option been exercised (to the extent then exercisable) and no disposition of the shares acquired upon such exercise been made prior to such sale, conveyance or Change in Control, less the option price therefor. Upon receipt of such consideration by the optionee, his or her option shall immediately terminate and be of no further force and effect. The value of the stock or other securities the optionee would have received if the option had been exercised shall be determined in good faith by the Board or the Committee of the Company. A "Change in Control" shall be deemed to have occurred if any person, or any two or more persons acting as a group, and all affiliates of such person or persons, shall acquire shares of the Company's then outstanding Common Stock of the Company, in one or more transactions, or series of transactions, such that

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following such transaction or transactions, such person or group and affiliates beneficially own twenty (20%) percent or more of the Company's Common Stock outstanding.

         (c) Upon dissolution or liquidation of the Company, all options granted under this Plan shall terminate, but each optionee (if at such time in the employ of or a director of the Company of any of its subsidiaries) shall have the right, immediately prior to such dissolution or liquidation, to exercise his or her option to the extent then exercisable.

         (d) If by reason of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation, the Board or the Committee shall authorize the issuance or assumption of a stock option or stock options in a transaction to which Section 424(a) of the Code applies, then, notwithstanding any other provision of the Plan, the Committee may grant an option or options upon such terms and conditions as it may deem appropriate for the purpose of assumption of the old option, or substitution of a new option for the old option, in conformity with the provisions of such Section 424(a) of the Code and the Regulations thereunder, and any such option shall not reduce the number of shares otherwise available for issuance under the Plan.

15.      Termination of Employment.

         (a) Upon a Participant's termination of employment for any reason, other than death, the entire balance credited to his Account shall be automatically refunded and any shares in excess of the aggregate Purchase Loan balance shall be released to the Participant.

         (b) Upon the death of a Participant, the entire balance in the deceased Participant's Account shall be paid in cash to the Participant's designated beneficiary, if any, under a group insurance plan of the Company covering such employee, or otherwise to his estate and any shares in excess of the loan balance released, as well.

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16.      No Guarantee of Continued Employment.

         Granting of an option under this Plan shall imply no right of continued employment with the Company for any Participant.

17.      Notice.

         Any notice which a Participant files pursuant to this Plan shall be in writing and shall be delivered personally or by mail addressed to General Nutrition Companies, Inc., 921 Penn Avenue, Pittsburgh, Pennsylvania 15222, Attention James Sander, Corporate Secretary. Any notice to a Participant shall be conspicuously posted in the Company's principal office or shall be mailed addressed to the Participant at the address designated in the Stock Purchase Plan Enrollment Form or in a subsequent writing.

18.      Government Approvals or Consents.

         This Plan and any offering and sales to Participants under it are subject to any governmental approvals or consents that may be or become applicable in connection therewith. Subject to the provisions of Section 19, the Board of Directors for the Company may make such changes in the Plan and include such terms in any offering under this Plan as may be necessary or desirable, in the opinion of counsel, to comply with the rules or regulations of any governmental authority, or to be eligible for tax benefits under the Code or the laws of any state.

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19.      Amendment of the Plan

         The Board of Directors may, without the consent of the Participants, amend the Plan at any time, provided that no such action shall adversely affect options theretofore granted hereunder, and provided that no such action by the Board of Directors without approval of the Company's stockholders may: increase the total number of shares of Common Stock which may be purchased by all Participants.

         For purposes of this Section 19, termination of the Plan by the Board of Directors pursuant to Section 19 shall not be deemed to be an action which adversely affects options theretofore granted hereunder.

20.      Term of the Plan

         The Plan shall become effective on the Effective Date, provided that it is approved within twelve months after adoption by the Board of Directors at a duly-held stockholder's meeting by stockholders of the Company holding a majority of the Company's voting stock. The Plan shall continue in effect through August 22, 2006, provided, however, that the Board of Directors shall have the right to terminate the Plan at any time. In the event of the expiration of the Plan or its termination, all options then outstanding under the Plan shall automatically be canceled and the entire amount credited to the Account of each Participant hereunder shall be refunded to each such Participant.

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